

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 10, 2008

By facsimile to (202) 663-8007 and U.S. Mail

Mr. Siping Fang
Chairman, President, and Chief Executive Officer
China Valves Technology, Inc.
No. 93 West Xinsong Road
Kaifeng City, Henan Province, People's Republic of China 475002

Re: China Valves Technology, Inc.
        Registration Statement on Form S-1
        Filed October 10, 2008
        File No. 333-154159
        Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and
        Subsequent Exchange Act Reports
        File No. 0-28481

Dear Mr. Fang:

        We have reviewed your filings and have the following comments. Where indicated, we think that you should revise your documents in response to these comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

S-1

Registration Statement's Facing Cover Page

1.   You indicate that China Valves' SIC code number is 3390. Since our EDGAR system's records indicate that China Valves' SIC code number is 3490, please revise or advise.

Prospectus Summary, page 1
Our Industry

2.   Please tell us whether China Valves commissioned the information provided by the China Valve Industry or otherwise paid a fee for the information. Similarly, please provide the same information for the statements made by American Watts Water Technologies Group on page 36.

3.   Please provide the basis for the statements in the second paragraph on page 2. Please also provide the basis for the statements you make in the four paragraphs on page 35.

Risk Factors, page 6

4.   We note your disclosure on page 14 that you may be classified as a resident enterprise of China. Please provide us with your analysis as to whether you believe you are or are not a resident enterprise. If you believe you are a resident enterprise, please disclose the accounting impact this will have on you beginning on January 1, 2008, the effective date of the Enterprise Income Tax Law. Also, please address in your MD&A the impact of this law on your results of operations for the period ended June 30, 2008, and disclose what the effective income tax rates are for each period and why.

5.   If material, please address how the recent financial crises may affect the Chinese market or your company's business operations.

Our rapid expansion could significantly strain our resources, management and operational infrastructure…, page 8

6.   Disclosure states that China Valves will need to accommodate its anticipated growth by expending capital resources and dedicating personnel to implement and upgrade its accounting, operational, and internal management systems and enhance its record keeping and contract tracking system. Quantify the known or estimated amount of capital resources and the known or anticipated number of personnel that China Valves will require for the enumerated purposes.

We may never pay any dividends to shareholders, page 9; We do not intend to pay dividends on shares of our common stock for the foreseeable future, page 16

7.   Since these two risk factors appear to discuss the same risk, consider combining the two risk factors into a single risk factor discussion.

Fluctuations in exchange rates could adversely affect our business and the value of our securities, page 13

8.   Disclosures state:

- "Because substantially all of our earnings and cash assets are denominated in RMB and the net proceeds from this offering will be denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the RMB will affect the relative purchasing power of these proceeds…"

- "Fluctuations in the exchange rate will also affect the relative value of any dividend we issue after this offering…"

Since China Valves will not receive any of the proceeds from the sale of shares of common stock sold by the selling stockholders in this offering and will receive funds from the exercise of warrants held by the selling stockholders if and when those warrants are exercised for cash, revise the disclosure in the first bullet point above to make those facts clear. Similarly, since China Valves has no plans to pay dividends "for the foreseeable future," revise the disclosure in the second bullet point above to make that fact clear.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

General

9.   We note that the reporting currency of the Company is the U.S. dollar and that the functional currency of its Chinese operating entities, Henan Kaifeng Pressure Valve Co., Ltd. and Zhengzhou City Zhengdie Valve Co., Ltd., is the Renminbi (RMB). Please disclose for each period presented the impact that foreign currency translations had on your results of operations, including separate presentation of the impact on your revenues and expenses.

Revenue

10.   Please clarify whether you actually experienced a 25% increase in the average selling price of products sold and a 75% increase in the volume of products sold as you disclosed on page 20, or if the increase in revenue was due in part (25%) to price increases and due in part (75%) to volume increases.

Liquidity and Capital Resources, page 25

Operating Activities, page 25

11.   Please enhance your disclosure to further discuss why you had less bank acceptance bills to suppliers and purchased a larger amount of raw materials in the first half of 2008 as compared to the first half of 2007. Also, please expand your disclosure to discuss all material changes in your operating activities as depicted in your statement of cash flows, including the changes in accounts receivable, other receivables, and customer deposits.

Capital Expenditures, page 26

12.   Please disclose how you anticipate funding your expected capital expenditures of $10 million in fiscal year 2008. See Item 303(a)(2) of Regulation S-K.

Critical Accounting Policies, page 26

13.   As indicated on page F-30, we note that you use a fair-value-based approach to test for impairment. Given the significance of your goodwill, please provide a comprehensive critical accounting policy regarding the underlying assumptions and estimates you use in assessing goodwill for recoverability, including a discussion of your reporting units. Refer to SFAS 142 and Section 501.14 of the Financial Reporting Codification for guidance.

Our Corporate History, page 32

14.   Please more specifically address why the company engaged in each of the transactions in the reorganization plan, including the purpose of the Chinese laws that you intended to comply with and how each transaction accomplished that purpose.

Our Manufacturing Process, page 38

15.   Explain the meaning of each of these abbreviations or acronyms: CAD, CNC, API,
        DNV, and CE.

Board Composition and Committees, page 44

16.   Disclosure in the first paragraph that the board consists of five members appears
        inconsistent with disclosure in the second paragraph that China Valves' sole director
        handles the functions that would otherwise be handled by each of the committees. Please
        reconcile the disclosures.

Director Compensation, page 46

17.   Since Messrs. Siping Fang and Binjie Fang are both members of the board of directors,
        expand the disclosure in the second paragraph to clarify whether either receives any
        additional compensation for his service as a director.

Change in Accountants, page 48

18.   Please revise your disclosure to state whether there were any disagreements with
        Chisholm, Bierwolf & Nilson, LLC through the date of dismissal, which appears to be
        December 16, 2007. Your current disclosure states there were no disagreements through
        September 30, 2007. Refer to Item 304(a)(1)(iv) of Regulation S-K.

19.   Please also revise your disclosure to state whether there were any consultations with
        Madsen & Associates CPAs, Inc. up through the date of engagement, which appears to be
        December 16, 2007, as opposed to your current disclosure of consultations through
        September 30, 2007.

20.   Regarding the dismissal of Madsen, please disclose whether the accountant's report on
        the financial statements for either of the past two years contained an adverse opinion or a
        disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or
        accounting principles; and a description of the nature of each such adverse opinion,
        disclaimer of opinion, modification, or qualification. See Item 304(a)(1)(ii) of
        Regulation S-K.

21.   Please also include as an exhibit the letters from your former accountants indicating
        whether or not they agree with your disclosures. See Item 304(a)(3) of Regulation S-K.

Selling Stockholders, page 49

Warrants Issued to CCG Investor Relations

22.   Please clarify whether you issued shares of stock or warrants in the first sentence. If the securities were issued as consideration for services rendered, please state this.

Experts, page 59

23.   Please also identify Madsen & Associates CPA's, Inc. as an expert since they audited your financial statements for the two years ended December 31, 2006.

Financial Statements for the Period Ended June 30, 2008

General

24.   Please address the comments related to your financial statements for the year ended December 31, 2007 in your interim financial statements as well, as applicable.

25.   Please include interim financial statements for the period ended September 30, 2008. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

26.   Please disclose in your footnotes the nature of the capital contribution from a shareholder in the amount of $1,317,095 as presented in your statement of shareholder's equity on page F-3. Also, disclose whether this amount is related to the proceeds from a shareholder in the amount of $1,280,444 as presented in your statement of cash flows on page F-4.

Consolidated Statements of Cash Flows, page F-4

27.   It appears that you have included $40,856 and $142,071 of restricted cash in your beginning of period and end of period cash balances for your 2008 statement of cash flows. Please refer to SFAS 95, and advise or revise.

Note 1. Organization, page F-5

28.   Please provide us with a comprehensive analysis as to the basis of your accounting for the group reorganization plan as entities under common control. Please address the following:

- Identify each entity involved in the group reorganization plan and clarify each respective ownership structure. In addition, please identify who the other original owners are as disclosed on page F-6.

- Clearly explain the nature and business purpose of each transaction that occurred in 2008 and your basis of accounting for each transaction.

- Disclose how the operating subsidiaries continued to be under your operating and management control such that continued consolidated was appropriate and all the transactions were between entities under common control such that no step up basis is required.

- Explain why you believe the re-acquisition of shares by Mr. Fang pursuant to the Earn-In Agreement does not represent compensation cost to you.

- Expand your disclosures as necessary for a reader's understanding of each transaction, the related accounting, and your basis for such accounting.

Note 2. Summary of significant accounting policies, Basis of Presentation, page F-7; Note 12. Commitments and contingencies, page F-20

29.   We assume the statement "The information included in this Form 10-Q should be read in conjunction with information included in the 2007 annual report filed on Form 10-K" is included inadvertently. Similarly, we assume the phrase "As of the date of 10Q report" is included inadvertently. Please revise.

Note 12. Commitments and Contingencies, page F-20

30.   Please revise your disclosure to clarify what you mean by "…the Company's subsidiary Henan Tonghai Fluid Equipment Co., obtained a business license on June 11, 2008 with its registered capital of US$1,459,000 (RMB 10,000,000)." Clarify the nature of this license and the related accounting for this transaction. Clarify the relationship between China Fluid Equipment and Henan Tonghai Fluid Equipment Co.

Financial Statements for the Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page F-22

31.   Please obtain a consent from Madsen & Associates, and file as an exhibit to your Form S-1.

32.   Please ask Madsen & Associates to delete their reference to your 2005 balance sheet and the related 2005 statements of income, stockholders' equity, comprehensive income, and cash flows as they are not presented in this filing.

General

33.   You indicate on page 56 that you plan to amend your articles of incorporation to effect a 1-for-2 reverse split of your outstanding common stock. Please note that pursuant to SAB Topic 4C you should give retroactive effect for a stock split or reverse split that occurs after the date of the latest reported balance sheet but before the release of the financial statements or the effective date of the registration statement, whichever is later.

34.   We note your disclosure on page 23 that you include depreciation within general and administrative expenses. Please disclose the line item(s) in which you include depreciation and amortization as well as the amounts included in each line item for each period presented. If you do not allocate depreciation and amortization to cost of goods sold, please revise your presentation to comply with SAB Topics 11:B and 7:D and remove your presentations of gross profit throughout the filing.

35.   We note your disclosure on page 34 that the valve market is divided into five primary segments and your disclosure on page 37 regarding your main product lines. Please provide the disclosures required by paragraph 26(a) of SFAS 131. These should include a discussion of your internal structure, how you are organized, what your operating segments are, and whether operating segments have been aggregated in accordance with paragraph 17 of SFAS 131. Please also provide the disclosures required by paragraph 37 of SFAS 131 regarding products and services, as applicable.

Consolidated Statements of Cash Flows, page F-26

36.   Please revise your statement of cash flows to present the changes in other payables separately from the changes in accrued liabilities. Also, revise to separately present the changes in accounts receivable – trade, other receivables, and prepaid expenses. Please refer to paragraph 29 of SFAS 95.

37.   Please tell us what consideration you gave to presenting the change in other payables – related party within cash flows from financing activities. See paragraphs 18-20 of SFAS 95. In addition, please provide us with a reconciliation of the changes in other payables – related party and proceeds from short term loans – related party as presented on your statements of cash flows to the amounts presented on the face of your balance sheet and Note 13. Related Party Transactions on page F-41.

Note 1. Organization, page F-27

38.   Please enhance your disclosures to clarify who the $490,000 was paid to pursuant to the terms of the Exchange Agreement. In addition, please tell us how this payment is presented in your statement of cash flows.

Note 2. Summary of Significant Accounting Policies, page F-28

General

39.   Please disclose the types of expenses that you include in the cost of goods sold line item, the selling expense line item, and the general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

- In a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented.

- In MD&A that your gross margins may not be comparable to those of other entities since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item such as selling expenses.

Revenue Recognition, page F-29

40.   As indicated in Note 6, we note that retainage represents portions held for payment by customers pending quality inspection ranging from 12-18 months after shipment of products. Please tell us supplementally, and expand your accounting policy to discuss how retainage impacts your revenue recognition. Specifically discuss how you are able to conclude that the ability to collect is reasonably assured at time of shipment. Quantify the amounts of retainage not paid by customers after the 12-18 month inspection period for each period presented.

Long Term Investment, page F-33

41.   Regarding your long term investments, please disclose the percentage of each company that you own. Also, please tell us supplementally, and enhance your disclosures to provide a comprehensive discussion regarding how you concluded there was no impairment for each period presented.

42.   We note your disclosure on page 29 that you determined the fair value of your long term investments based on the capital investments that you made in 1996 and 1997. Please help us understand why you believe it is appropriate to use the amounts contributed over 10 years ago as the basis for fair value. Also, please ensure you meet the disclosure requirements set forth in paragraphs 32-35 of SFAS 157, as applicable.

Note 8. Loans, page F-38

43.   Please revise your disclosure to discuss any restrictive covenants that may be related to your loans. If you do have any financial covenants that you must meet, please provide a tabular presentation of the required ratio as well as your actual ratio as of each reporting date. This disclosure should be provided for any additional covenants which are material to an understanding of your financial structure. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary.

Note 9. Income Taxes, page F-39

44.   Please help us understand why you have not recognized any deferred tax assets or deferred tax liabilities. See paragraphs 17-25 of SFAS 109. Expand your disclosures to clarify as well.

Note 12. Commitments and contingencies, page F-41

45.   As indicated on page 14, we note that on August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule, among other things, requires that an offshore company controlled by PRC companies or individuals that have acquired a PRC domestic company for the purpose of listing the PRC domestic company's equity interest on an overseas stock exchange must obtain the approval of the CSRC prior to the listing and trading of such offshore company's securities on an overseas stock exchange. On September 21, 2006, the CSRC, pursuant to the M&A Rule, published on its official web site procedures specifying documents and materials required to be submitted to it by

offshore companies seeking CSRC approval of their overseas listings. Please expand your disclosures herein and on page 15 to address the following:

- Whether the company obtained the necessary CRC approvals, and, if not, why not.

- Please clarify whether you believe it is remote, reasonably possible, or probable that the CSRC or the other PRC regulatory agencies will impose fines and penalties and your basis for such conclusions. Please clarify if you have accrued any amount related to this contingency. If not, clarify why not. If there is at least a reasonable possibility that a loss or an additional loss in excess of amounts accrued may have been incurred, please disclose such amounts. If you have determined that it is not possible to estimate the range of loss, please provide an explanation as to why this is not possible. See paragraphs 8-10 of SFAS 5.

Note 13. Related Party Transactions, page 41

46.   Please disclose in your footnotes the nature of the capital contribution from a shareholder in the amount of $1,249,999 as presented in your statement of shareholder's equity on page F-25 and your statement of cash flows on page F-26.

Undertakings, page II-5

47.   Include the Rule 430C undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

48.   Since China Valves is not primary Form S-3 eligible, Rule 430B is inapplicable to this offering. Please remove the Rule 430B undertakings under (A)(4).

49.   Since this is not a primary offering, please remove the undertakings under (A)(5).

50.   Since the registration statement is not incorporating by reference any Exchange Act document filed after the registration statement's effective date, please remove the undertaking under (B).

Signatures, page II-7

51.   At least a majority of the board of directors or persons performing similar functions also must sign the registration statement. See Instruction 1 to signatures on Form S-1, and revise.

Exhibit Index, page II-8

52.   We note that China Valves is incorporating by reference exhibits 3.1 and 3.2. Include within the parentheses the exhibit numbers assigned to these exhibits in the registration statement from which they are being incorporated. Similarly, revise the descriptions under Item 16 on page II-3.

<u>10-K and March 31, 2008 and June 30, 2008 10-Qs</u>

<u>General</u>

53.   Please address the above comments as they relate to your Forms 10-K and 10-Qs.

<u>Item 10. Directors, Executive Officers of and Corporate Governance, page 39</u>

54.   Provide in future filings compliance with Section 16(a) of the Exchange Act disclosure as required by Item 405 of Regulation S-K. Please confirm that there were no delinquent filers during the most recent fiscal year.

<u>Exhibits 31.1 and 31.2</u>

55.   We note that the certifying individuals included their titles in the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K and that the titles of the certifying individuals were included in the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K in exhibits 31.1 and 31.2 to the 10-K and exhibits 31.1 and 31.2 to the June 30, 2008 10-Q. Confirm that the individuals certified the reports in their individual capacities, and remove their titles from the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K in future filings.

56.   The certifications included in your Forms 10-K and 10-Qs omit the internal control over financial reporting language from the introductory portion of paragraph 4 as well as paragraph 4(b) of the certifications and also include other modifications from the format provided in Item 601(b)(31) of Regulation S-K. Please file amendments to your Forms 10-K and 10-Qs to include certifications that do not exclude the introductory portion of paragraph 4 as well as paragraph 4(b). Please also ensure that the revised certifications refer to the Form 10-K/A or 10-Q/A as applicable, are currently dated, and conform to the format provided in Item 601(b)(31) of Regulation S-K. Please refile the Forms 10-K and 10-Qs in their entirety, along with the updated certifications.

<u>Closing</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions about comments on the financial statements and related matters to Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691. You may direct questions about other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: Louis A. Bevilacqua, Esq.
     Joseph R. Tiano, Jr., Esq.
     Pillsbury Winthrop Shaw Pittman LLP
     2300 N Street, N.W.
     Washington, DC 20037-1122